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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2004

Preem Holdings AB (publ)
(Translation of registrant's name into English)

Sandhamnsgatan 51, S-11590, Stockholm, Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Preem Holdings AB (publ)
Date: March 19, 2004	By:	/s/ Per Höjgård
	Name:	Per Höjgård
	Title:	Chief Financial Officer

PRESS RELEASE

March 18th, 2004

PREEM HOLDINGS AB (publ.)

        Preem Holdings AB today announces its 2003 results (unaudited accounts). The year was one of the most turbulent years on the oil market since the crisis in the 1970:ies and was characterized by very satisfactory refining margins especially in the first half and by an increasingly weakening US-dollar.

        Since 17 December 2003, Skandinaviska Raffinaderi AB Scanraff is a wholly owned subsidiary of Preem Petroleum AB, after Hydro R&M Holding AB at mentioned date sold its 25 percent ownership share in the company.

MARKET

        2003 was one of the most turbulent years on the oil market since the crises in the 1970:ies. The main reason for the turbulence was the war in Iraq, which caused a long-lasting break in the oil flow from Iraq. The crisis in Venezuela, where a prolonged strike paralyzed the entire oil industry, was another major factor causing unrest on the world market.

        The price of crude oil, over 30 USD/barrel in the first quarter, fell after OPEC promised to offset any dropout in production to a level around 25 USD/barrel in the second quarter. For the rest of the year the market remained strong as OPEC adjusted its production volume downwards as the flow from Iraq picked up again. The price level rose to around 30 USD/barrel at year-end, partly as a compensation for the continually weakening US-dollar.

        The consumption of oil increased by approximately 1,9 percent to over 78 million barrels/day in 2003. The greatest increase in demand was seen in China with 10 percent, a continuation of the trend that has been visible for several years, and that has made the country a big importer of oil with a major impact on the oil price. In Europe the pattern with a heavy rise in diesel consumption continued while demand for petrol and fuel oils declined.

        The inventory levels in the most important consumption centers in the world were historically low at the beginning of the year. The OPEC production kept down the build-up of crude oil inventories, and although the refineries produced at maximum capability the finished product inventories did not increase. The low inventory levels and the high capacity utilization gave very satisfactory refining margins during the year. This was the case in particular in the first half of the year, when a number of factors interacted—low inventory levels, war in Iraq, strike in Venezuela and cold weather in Europe and the United States.

        The sales volumes on the Swedish market increased somewhat during the year and Preem has continued to reinforce its position as leading supplier of fuel oils. A total of 1 367 (1 370) km3 of diesel was delivered, whereof 366 (334) km3 through Preem's station outlets, and 491 (504) km3 of petrol through the same station outlets. Preem's total deliveries of fuel oil amounted to 2 132 (1 986) km3.

        In January 2003 the sale of the wholly owned subsidiary in Poland, Preem Polska Sp.z.o.o, to Statoil was finalized. The sale is a consequence of Preem's decision to focus investments in the refining activities and the Swedish operations.

        In March 2004 an agreement of sale of Preem's Norwegian subsidiary ENØK Energi AS was concluded. The deal is not estimated to effect the 2004 result.

PRODUCTION

        The production in the refineries amounted to 14,6 (13,5) million m3. Preem Refinery had a six week maintenance stoppage in the second quarter. In other parts the production has been high and level, and Scanraff has produced up to a maximum within the permitted level. At the beginning of the year there was however an incident with fire in the propene plant, caused by a construction fault.

FINANCIAL RESULTS

        The past year was characterized by very satisfactory refining margins especially in the first half, and by an increasingly weakening US-dollar.

        The result of the refining operations was however limited since Preem already earlier had secured the margins for half the production at a lower level. This was made with the purpose of securing cash flow during a period with heavy investments. The weaker dollar has had a negative impact on the inventory value as well as on the operating profit, since much of Preem's sales are made in USD while a considerable portion of the costs are based on SEK. On the whole the result has however been satisfactory.

	Q4 2002	Q4 2003	2001	2002	2003
Scanraff
Gross refining margin	2,75	3,51	2,06	1,90	3,86
Variable refining costs	-0,46	-0,42	-0,20	-0,29	-0,39
Refining margin	2,29	3,09	1,86	1,61	3,47
Fixed operating costs	-0,78	-0,89	-0,59	-0,64	-0,76
Net cash margin	1,51	2,20	1,27	0,97	2,71
Depreciation	-0,52	-0,48	-0,32	-0,41	-0,48
Net refining margin	0,99	1,72	0,95	0,56	2,23
Total production (000 barrels)	11,763	10,730	53,085	48,104	55,328
	2002 Q4	Q4 2003	2001	2002	2003
Preemraff
Gross refining margin	2,10	1,78	1,29	1,12	2,18
Variable refining costs	-0,25	-0,31	-0,17	-0,19	-0,28
Natural gas, refining fuel	-0,13	-0,16	-0,11	-0,11	-0,11
Refining margin	1,72	1,31	1,01	0,82	1,79
Fixed operating costs	-0,48	-0,53	-0,46	-0,53	-0,66
Net cash margin	1,24	0,78	0,55	0,29	1,13
Depreciation	-0,59	-0,64	-0,43	-0,55	-0,73
Net refining margin	0,65	0,14	0,12	-0,26	0,40
Total production (000 barrels)	10,459	13,750	41,176	36,562	36,739

        Division Market performed satisfactorily in what concerns sale of fuel oils to big users as well as to smaller consumers, while the station operations had tight margins both on petrol and diesel.

INVESTMENTS

        Group investments in fixed assets totalled MSEK 720 (1 028). As mentioned earlier 25 percent of the shares in Scanraff were acquired for an amount of MSEK 1 067.

        In Scanraff's product harbor a new plant for recovery of petrol gases in connection with loading to product tankers has been taken into operation.

        During the spring a chilled rock cavity for storage of propene became operative.

        At Preem Refinery a so called Mild Hydro Cracker was installed during the stoppage to upgrade part of the heavy oil production to environmentally classified diesel.

        After the Environmental Court's interlocutory judgement in January 2004, it has been decided that the work with the earlier mentioned so-called Isocracker project at Scanraff, will be resumed. The investment has been estimated to amount to approximately MSEK 3 500 and is expected to be taken into operation in June 2006.

FINANCING AND LIQUIDITY

        The Group's Cash and cash equivalents, MSEK 633 (461), and unutilized credit facilities, MSEK 694 (2,283) as per 31 December 2003, totaled MSEK 1 327 (2,744).

        Year-end inventories were unusually high due to volumes taken over from Hydro as well as cargoes in transit. Volumes have significantly decreased after year-end.

PROSPECTS

        Low inventory levels along with growing demand that can not be covered by increased production creates favorable conditions for profitable refining operations in 2004. The weak US-dollar does however impact profitability in the negative, creating a need for further efficiency improvement.

        The Isocracker project at Scanraff will be the subject of strong focus in the near future.

CONSOLIDATED STATEMENTS OF OPERATIONS, CONSOLIDATED BALANCE SHEETS AND
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

Consolidated Statements of Operations

Years ended December 31, 2001, 2002 and 2003

	Year ended December 31,
	2001 SEK	2002 SEK	2003 SEK	2003 $
	(in millions)
Revenues	46,697	42,178	43,030	5,911
Excise duties	(10,288)	(8,855)	(8,241)	(1,132)

Sales revenue	36,409	33,323	34,789	4,779

Cost of goods sold	(34,799)	(31,952)	(33,303)	(4,575)

Gross profit	1,610	1,371	1,486	204

Selling expenses	(1,010)	(914)	(812)	(112)
Administrative expenses	(407)	(479)	(479)	(66)
Other operating income	268	252	268	37
Other operating expenses	—	(3)	(10)	(1)

Operating income	461	227	453	62

Interest income	93	47	40	6
Other financial income	(2)	(102)	2	0
Interest expense	(491)	(478)	(456)	(63)
Other financial expenses	(267)	342	266	37

Income (loss) before taxes	(206)	36	305	42

Income taxes	(15)	(180)	(77)	(11)
Minority interests	(12)	(4)	(2)	0

Net Income (loss)	(233)	(148)	226	31

Preem Holdings AB and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2002 and 2003

	As of December 31,
	2002 SEK	2003 SEK	2003 $
	(in millions)
ASSETS
Fixed assets
Intangible fixed assets
Goodwill, net	1,072	829	114

Total intangible assets	1,072	829	114

Tangible assets
Land and building, net	762	834	115
Plant and machinery, net	3,786	5,496	755
Capitalized turnaround cost, net	207	315	43
Equipment, tools fixtures and fittings, net	681	720	99
Construction in progress	291	291	40

Total tangible fixed assets	5,727	7,656	1,052

Financial assets
Participations in associated companies	5	5	1
Receivables from associated companies	—	0	0
Other securities held as fixed assets	2	2	0
Other long-term receivables	116	103	13

Total financial assets	123	110	14

Total fixed assets	6,922	8,595	1,180

Current assets
Inventories	3,523	4,679	643
Accounts receivable	3,684	2,947	405
Receivables from associated companies	1	0	0
Other receivables	337	221	30
Prepaid expenses and accrued income	254	218	30

	7,799	8,065	1,108

Cash and cash equivalents	461	633	87

Total current assets	8,260	8,698	1,195

TOTAL ASSETS	15,182	17,293	2,375

	As of December 31,
	2002 SEK	2003 SEK	2003 $
	(in millions)
SHAREHOLDERS' EQUITY, PROVISIONS AND LIABILITIES
Shareholders' equity
Restricted equity
Share capital	1	1	0
Restricted reserves	0	0	0
Non-restricted equity
Profit brought forward	3,074	3,272	450
Profit/(Loss) for the year	(148)	226	31

Total shareholders' equity	2,927	3,499	481

Minority interests	8	8	1
Provisions
Pension provision	157	147	20
Deferred tax liability	396	839	115
Other provisions	53	6	1

Total provisions	606	992	136

Liabilities
Long-term liabilities
Shareholder loans	242	242	33
Bond loan	2,678	2,774	381
Liabilities to credit institutions	2,875	1,900	261
Bank overdraft facility	—	1	0
Other long-term liabilities	0	1	0

Total long-term liabilities	5,795	4,918	675

Current liabilities
Liabilities to credit institutions	771	3,122	429
Advanced payment from customers	159	164	23
Accounts payable	1,883	1,716	236
Liabilities to parent company	356	11	1
Liabilities to associated companies	1	1	0
Income tax payable	8	6	1
Other liabilities	1,556	1,349	185
Accrued expenses and prepaid income	1,112	1,507	207

Total current liabilities	5,846	7,876	1,082

TOTAL SHAREHOLDERS' EQUITY, PROVISIONS AND LIABILITIES	15,182	17,293	2,375

Preem Holdings AB and Subsidiaries

Consolidated Statements of Cash Flows

Years ended December 31, 2001, 2002 and 2003

	Year ended December 31,
	2001 SEK	2002 SEK	2003 SEK	2003 $
	(in millions)
Income from operation
Income/(Loss) after financial items	(206)	36	305	42
Adjustments for non-cash items
Depreciation and amortization	826	846	881	121
Non-cash pension refund	2	—	3	0
Unrealized exchange losses	231	(429)	(316)	(43)
Deferred charges	88	12	12	2
Provisions	(66)	(2)	(47)	(6)
Gain on repurchased Bonds	—	(23)	—	—
Gain on sale of Subsidiaries	—	(1)	—	—
Loss on sale of fixed assets	2	2	38	5

	877	441	876	121

Taxes paid	(57)	(17)	(4)	(1)

Cash flow in working capital	820	424	872	120

Decrease (Increase) in inventories	765	152	(1,143)	(157)
Decrease (Increase) in current receivables	550	(429)	931	128
(Decrease) Increase in liabilities	479	47	(247)	(34)

Cash flow from operating activities	2,614	194	413	57

Investment activities
Acquisition of subsidiaries	370	136	(1,067)	(146)
Investment in intangible fixed assets	(13)	(1)	0	0
Investment in tangible fixed assets	(588)	(1,028)	(720)	(99)
Sale of tangible fixed assets	21	6	13	2
Sale of subsidiaries	—	(123)	—	—
Increase in long-term receivables	(121)	2	2	0

Cash flow used in investment activities	(331)	(1,008)	(1,772)	(243)

Financing activities
Shareholders contribution received	—	8	—	—
New loans from credit institutions	3,455	825	3,379	464
Loans granted	(212)	—	—	—
Payment of loans from credit institution	(3,581)	(404)	(1,972)	(271)
Repurchase of bondloan	—	(107)	—	—
Issuing of bondloan	—	—	126	17
Dividend paid	—	(3)	(2)	0
Group contributions received/(paid)	(1,000)	—	—	—

Cash flow (used in) provided by financing activities	(1,338)	319	1,531	210

Cash flow of the year	945	(495)	172	24

Cash and cash equivalents at the beginning of the year	—	959	461	63
Exchange rate difference in cash	14	(3)	0	0

Cash and cash equivalents at the end of the year	959	461	633	87

        This press release contains "forward-looking statements", as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Certain of these statements relate to investment plans at the Scanraff refinery. These and other forward-looking statements are based on management's best assessment of our strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of many factors, including the effects of governmental regulation and our ability to comply with existing or newly implemented environmental regimes in the countries in which we operate.

        Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in our Annual Report on Form 20-F for the year ended December 31, 2002 and other public filings made by us with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. We disclaim any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements

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SIGNATURES
Consolidated Statements of Operations Years ended December 31, 2001, 2002 and 2003
Preem Holdings AB and Subsidiaries Consolidated Balance Sheets As of December 31, 2002 and 2003
Preem Holdings AB and Subsidiaries Consolidated Statements of Cash Flows Years ended December 31, 2001, 2002 and 2003